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                          May 13, 2021

       Thomas R. Cannell, D.V.M.
       President and Chief Executive Officer
       Sesen Bio, Inc.
       245 First Street, Suite 1800
       Cambridge, MA 02142

                                                        Re: Sesen Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2021
                                                            File No. 333-255943

       Dear Dr. Cannell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steve Abrams, Esq.